Exhibit 99.2

Spotify Prices $1,300.0 Million Exchangeable Senior Notes Offering

New York, New York—(BUSINESS WIRE)—February 26, 2021—Spotify Technology S.A. (“Spotify”) (NYSE: SPOT) today announced that on February 25, 2021, its indirect subsidiary, Spotify USA Inc. (“Spotify USA”), priced its offering of $1,300,000,000 aggregate principal amount of 0% exchangeable senior notes due 2026 (the “notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The notes will be fully and unconditionally guaranteed, on a senior, unsecured basis, by Spotify. The issuance and sale of the notes are scheduled to settle on March 2, 2021, subject to customary closing conditions. Spotify USA also granted the initial purchasers of the notes an option to purchase, for settlement within a period of 13 days from, and including, the date the notes are first issued, up to an additional $200,000,000 principal amount of notes.

The notes will be senior, unsecured obligations of Spotify USA. The notes will not bear regular interest, and the principal amount of the notes will not accrete. The notes will mature on March 15, 2026, unless earlier repurchased, redeemed or exchanged. Before December 15, 2025, noteholders will have the right to exchange their notes only upon the occurrence of certain events. From and after December 15, 2025, noteholders may exchange their notes at any time at their election until the close of business on the second scheduled trading day immediately before the maturity date. Spotify USA will settle exchanges by paying or delivering, as applicable, cash, ordinary shares of Spotify or a combination of cash and ordinary shares of Spotify, at Spotify USA’s election. The initial exchange rate is 1.9410 ordinary shares per $1,000 principal amount of notes, which represents an initial exchange price of approximately $515.20 per ordinary share. The initial exchange price represents a premium of approximately 70.0% over the last reported sale price of $303.06 per ordinary share of Spotify on February 25, 2021. The exchange rate and exchange price will be subject to adjustment upon the occurrence of certain events.

The notes will not be redeemable prior to March 20, 2024, except in the event of certain tax law changes. The notes will be redeemable, in whole or in part (subject to certain limitations), for cash at Spotify USA’s option at any time, and from time to time, on or after March 20, 2024 and on or before the 40th scheduled trading day immediately before the maturity date, but only if the last reported sale price per ordinary share of Spotify exceeds 130% of the exchange price for a specified period of time. In addition, the notes will be redeemable, in whole and not in part, at Spotify USA’s option at any time in connection with certain changes in tax law. The redemption price will be equal to the principal amount of the notes to be redeemed, plus accrued and unpaid special and additional interest, if any, to, but excluding, the redemption date.

If a “fundamental change” (as defined in the indenture for the notes) occurs, then, subject to a limited exception, noteholders may require Spotify USA to repurchase their notes for cash. The repurchase price will be equal to the principal amount of the notes to be repurchased, plus accrued and unpaid special and additional interest, if any, to, but excluding, the applicable repurchase date.

Spotify USA estimates that the net proceeds from the offering will be approximately $1,281 million (or approximately $1,479 million if the initial purchasers fully exercise their option to purchase additional notes), after deducting the initial purchasers’ discounts and commissions and estimated offering expenses. Spotify USA intends to use the net proceeds from the offering for general corporate purchases.

The offer and sale of the notes, the guarantee and any ordinary shares issuable upon exchange of the notes have not been, and will not be, registered under the Securities Act or any other securities laws, and the notes and any such ordinary shares cannot be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, the notes or any ordinary shares issuable upon exchange of the notes, nor will there be any sale of the notes or any such ordinary shares, in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the completion of the offering and the expected amount and intended use of the net proceeds. Forward-looking statements represent the current expectations of Spotify and Spotify USA regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. Among those risks and uncertainties are market conditions, the satisfaction of the closing conditions related to the offering and risks relating to the respective businesses of Spotify and Spotify USA, including those described in periodic reports that Spotify files from time to time with the SEC. Spotify USA may not consummate the offering described in this press release and, if the offering is consummated, cannot provide any assurances regarding its ability to effectively apply the net proceeds as described above. The forward-looking statements included in this press release speak only as of the date of this press release, and neither Spotify nor Spotify USA undertakes to update the statements included in this press release for subsequent developments, except as may be required by law.

Contact Information

Investor Relations

Bryan Goldberg

ir@spotify.com

Public Relations

Dustee Jenkins

press@spotify.com